EXHIBIT 99.1

Costamare Inc. Announces Availability of Its Annual Report on  Form 20-F for the Year Ended December 31, 2021

MONACO, March 28, 2022 (GLOBE NEWSWIRE) -- Costamare Inc. (the “Company” or “our”) (NYSE: CMRE) announced today that its Annual Report on Form 20-F for the fiscal year ended December 31, 2021 (the “Annual Report”) has been filed with the U.S. Securities and Exchange Commission and can be accessed on the Company’s website, www.costamare.com, in the “Investors” section under “Annual Reports”.

Stockholders may also request a hard copy of the Annual Report, which includes the Company’s complete 2021 audited financial statements, free of charge, by contacting the Company’s investor relations manager at ir@costamare.com.

About Costamare Inc.

Costamare Inc. is one of the world’s leading owners and providers of containerships for charter. The Company has 48 years of history in the international shipping industry and a fleet of 82 containerships, with a total capacity of approximately 643,000 TEU (including six newbuild vessels on order and five vessels that we have agreed to sell) and 46 dry bulk vessels with a total capacity of approximately 2,493,500 DWT (including one secondhand vessel that we have agreed to acquire). Four of our containerships have been acquired pursuant to the Framework Deed with York by vessel-owning joint venture entities in which we hold a minority equity interest. The Company’s common stock, Series B Preferred Stock, Series C Preferred Stock, Series D Preferred Stock and Series E Preferred Stock trade on the New York Stock Exchange under the symbols “CMRE”, “CMRE PR B”, “CMRE PR C”, “CMRE PR D” and “CMRE PR E”, respectively.

Forward-Looking Statements

This press release contains “forward-looking statements”. In some cases, you can identify these statements by forward-looking words such as “believe”, “intend”, “anticipate”, “estimate”, “project”, “forecast”, “plan”, “potential”, “may”, “should”, “could” and “expect” and similar expressions. These statements are not historical facts but instead represent only the Company’s belief regarding future results, many of which, by their nature, are inherently uncertain and outside of the Company’s control. It is possible that actual results may differ, possibly materially, from those anticipated in these forward-looking statements. For a discussion of some of the risks and important factors that could affect future results, see the discussion in the Company’s Annual Report on Form 20-F (File No. 001-34934) under the caption “Risk Factors”.

Company Contacts:
Gregory Zikos - Chief Financial Officer
Konstantinos Tsakalidis - Business Development

Costamare Inc., Monaco
Tel: (+377) 93 25 09 40
Email: ir@costamare.com